July 10, 2009

Mr. Antonis Kandylidis
Chief Executive Officer
OceanFreight Inc.
80 Kifissias Avenue
Athens 15125 Greece

Re: OceanFreight Inc.
Form 20-F for the fiscal year ended December 31, 2008
Filed March 23, 2009
File No. 001-33416

Dear Mr. Kandylidis:

    We have completed our review of your Form 20-F and related filings and have no further comments at this time.

Regards,

`

Daniel Morris
Attorney-Advisor